ORAVANTI VENTURES INC.

(A Florida corporation; successor by statutory conversion to Oravante Ventures LLC)

FINANCIAL STATEMENTS

As of June 30, 2026 and December 31, 2025
and for the six months ended June 30, 2026 and
the period from June 25, 2025 (inception) through December 31, 2025

With Independent Accountant's Review Report

16137 Biscayne Blvd
North Miami Beach, Florida 33160

ORAVANTI VENTURES INC.
FINANCIAL STATEMENTS
June 30, 2026 and December 31, 2025

CONTENTS

LORENZO CPA LLC

19505 Biscayne Blvd, Suite 2350 · Aventura, Florida 33180

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Stockholders
Oravanti Ventures Inc.
North Miami Beach, Florida

We have reviewed the accompanying financial statements of Oravanti Ventures Inc. (a Florida corporation and successor by statutory conversion to Oravante Ventures LLC), which comprise the balance sheets as of June 30, 2026 and December 31, 2025, and the related statements of operations, changes in members'/stockholders' equity, and cash flows for the six months ended June 30, 2026 and for the period from June 25, 2025 (inception) through December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Oravanti Ventures Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

As discussed in Note 3 to the financial statements, the Company has incurred losses since inception, has a members'/stockholders' deficit, and has limited cash to fund its obligations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Lorenzo CPA LLC
Lorenzo Abbatiello, CPA
Aventura, Florida
September 1, 2026

ORAVANTI VENTURES INC.

BALANCE SHEETS

June 30, 2026 and December 31, 2025

	June 30, 2026	December 31, 2025
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,591.42	$ —
Accounts receivable	—	—
Book inventory — 75 copies (Note 2)	348.42	348.42
Prepaid expenses and other current assets	—	—
Total current assets	2,939.84	348.42
Property and equipment, net	—	—
Capitalized software, net	—	—
Total assets	**$ 2,939.84**	**$ 348.42**
LIABILITIES AND MEMBERS'/STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable — related party, Punch, LLC (Note 6)	$ 12,400.00	$ —
Accounts payable — software and hosting vendors (Note 2)	—	—
Deferred revenue	—	—
Salaries and payroll liabilities	—	—
Total current liabilities	12,400.00	—
Commitments and contingencies (Note 7)		
Members'/stockholders' equity:		
Capital contributions	32,941.20	25,715.00
Distributions	(1,496.51)	—
Accumulated deficit	(40,904.85)	(25,366.58)
Total members'/stockholders' equity	(9,460.16)	348.42
Total liabilities and members'/stockholders' equity	**$ 2,939.84**	**$ 348.42**

See Independent Accountant's Review Report and accompanying notes.

ORAVANTI VENTURES INC.

STATEMENTS OF OPERATIONS

For the six months ended June 30, 2026 and
the period from June 25, 2025 (inception) through December 31, 2025

	Six Months Ended June 30, 2026	Inception Through December 31, 2025
Revenue — book sales / services	$ 16,229.06	$ 75.00
Cost of goods sold — five books	—	23.23
Cost of services — related-party development (Note 6)	25,075.00	—
Gross profit (loss)	(8,845.94)	51.77
Operating expenses:		
Advertising and promotion	—	5,600.00
Promotional books — 80 copies distributed	—	371.65
Other 2025 operating costs — tax-return reconciled (Note 2)	—	19,446.70
Marketing and content production	151.20	—
Software, hosting and subscriptions	792.27	—
Professional fees and other contractors	2,126.75	—
General and administrative	3,571.11	—
Bank service charges, net	51.00	—
Salary and payroll expense	—	—
Total operating expenses	6,692.33	25,418.35
Loss from operations	(15,538.27)	(25,366.58)
Provision for income taxes	—	—
Net loss	**$ (15,538.27)**	**$ (25,366.58)**

See Independent Accountant's Review Report and accompanying notes.

ORAVANTI VENTURES INC.
STATEMENT OF CHANGES IN MEMBERS'/STOCKHOLDERS' EQUITY
For the period from June 25, 2025 (inception) through June 30, 2026

	Capital contributions	Distributions	Accumulated deficit	Total equity
Balance, June 25, 2025 (inception)	$ —	$ —	$ —	$ —
Founder-paid costs (noncash contribution)	25,715.00	—	—	25,715.00
Net loss — period ended December 31, 2025	—	—	(25,366.58)	(25,366.58)
Balance, December 31, 2025	25,715.00	—	(25,366.58)	348.42
Cash capital contribution	100.00	—	—	100.00
Noncash founder contribution	7,126.20	—	—	7,126.20
Distributions	—	(1,496.51)	—	(1,496.51)
Net loss — six months ended June 30, 2026	—	—	(15,538.27)	(15,538.27)
Balance, June 30, 2026	**$ 32,941.20**	**$ (1,496.51)**	**$ (40,904.85)**	**$ (9,460.16)**

The statutory conversion from Oravante Ventures LLC to Oravanti Ventures Inc. occurred on July 21, 2026, after the balance-sheet date, and is disclosed as a subsequent event. The equity captions above therefore combine member equity through the balance-sheet date; corporate share capitalization is described in Note 4.

See Independent Accountant's Review Report and accompanying notes.

ORAVANTI VENTURES INC.
STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2026 and
the period from June 25, 2025 (inception) through December 31, 2025

	Six Months Ended June 30, 2026	**Inception Through December 31, 2025**
Cash flows from operating activities:		
Net loss	$ (15,538.27)	$ (25,366.58)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Founder-paid costs treated as noncash capital contribution	7,126.20	25,715.00
Increase in book inventory	—	(348.42)
Increase in accounts payable — related party	12,400.00	—
Increase in accounts payable — software and hosting vendors	—	—
Net cash provided by operating activities	3,987.93	—
Cash flows from investing activities:		
Purchases of property and equipment	—	—
Net cash used in investing activities	—	—
Cash flows from financing activities:		
Cash capital contributions	100.00	—
Distributions	(1,496.51)	—
Net cash used in financing activities	(1,396.51)	—
Net increase in cash and cash equivalents	2,591.42	—
Cash and cash equivalents, beginning of period	—	—
Cash and cash equivalents, end of period	**$ 2,591.42**	**$ —**

Supplemental disclosure of noncash financing activities: Founder-paid company costs totaled $25,715.00 in 2025 and $7,126.20 in the six months ended June 30, 2026; those amounts were recognized as expenses or inventory with offsetting noncash capital contributions. The $75.00 of 2025 book-sale proceeds was used directly for another business expense, leaving no related year-end cash.

See Independent Accountant's Review Report and accompanying notes.

ORAVANTI VENTURES INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2026 and December 31, 2025

Note 1 — Organization and nature of operations

Oravante Ventures LLC was formed in Florida on June 25, 2025 (Florida document number L25000295523). Effective July 21, 2026, after the balance-sheet date, it completed a statutory conversion to Oravanti Ventures Inc., a Florida profit corporation (Florida document number P26000037081), retaining the same federal employer identification number. The Company is developing a legal practice-management software platform initially focused on immigration practices.

The Company was in a product-development and beta-validation stage at June 30, 2026. The Company's fiscal year-end is December 31.

Note 2 — Basis of presentation and significant accounting policies

Basis of accounting. These financial statements apply the accrual basis of accounting: revenue is recognized when control of promised services transfers to a customer, and expenses and liabilities are recognized when incurred, regardless of cash settlement. The statements were prepared from bank activity, vendor invoices, founder-paid expense information, executed agreements, the official stock ledger, and management records.

Supporting records. Management maintains the signed Punch, LLC agreement, the executed agreements with Verdi Ergun and Raj Pamnani, the official stock ledger, filed articles and conversion records, vendor invoices, the 2025 Form 1120-S and Form 2553 package, the August 15, 2026 Board written consent, the August 17, 2026 stock-issuance notice, the official capitalization table and stock ledger dated August 17, 2026, and related corporate records supporting the balances and disclosures presented. Management represents that no accounts receivable or deferred revenue existed at June 30, 2026. Property, equipment, and capitalized software are zero because no material qualifying capital assets were identified for recognition during the periods presented.

2025 tax-return and book-sales reconciliation. The filed 2025 Form 1120-S covers June 25 through December 31, 2025 and reports no revenue, $5,600.00 of advertising, $20,190.00 of other deductions, and an ordinary business loss of $25,790.00. Subsequent supporting records and management representations establish that five books were sold in September 2025 for $15.00 each, creating $75.00 of book revenue that was not included on the filed return. The proceeds were used directly for another business expense. These statements record the $75.00 revenue and the related expense on the accrual basis even though the items net to zero cash and were omitted from the return's gross receipts.

Book development and inventory. Six Fiverr invoices document $1,309.44 of editing, design, and translation costs, which management represents were included within Form 1120-S line 20. Four Amazon orders document 160 physical books purchased for $743.30, including shipping and tax, or a weighted-average cost of $4.645625 per copy. During 2025, five copies were sold, 80 copies were distributed for marketing by December 31, and 75 copies remained on hand. Accordingly, $23.23 is recorded as cost of goods sold, $371.65 as promotional expense, and $348.42 as inventory at December 31, 2025. Management represents that the 75 copies remained on hand through June 30, 2026. The full $743.30 was included within the tax return's $20,190.00 other-deduction amount; the financial statements reclassify the unsold $348.42 from expense to inventory.

Other 2025 operating costs. After removing the $743.30 physical-book purchase from the tax-return line, the remaining tax-return-reconciled operating-cost category is $19,446.70. It includes the documented $1,309.44 of book editing, design, and translation costs, the previously supplied Fiverr website and branding invoices, and management-identified business costs such as laptop and technology, substantiated business vehicle and gas usage, event packages and attendance used to meet prospective clients, client

business meals, and other ordinary operating costs. The supplied tax signature package does not include the detailed statement by type and amount supporting Form 1120-S line 20, so unsupported subcategory amounts are not presented.

Book-tax classifications. Business meals are recorded for financial reporting based on the Company's supported cost, while the federal income-tax deduction may be limited. A laptop or similar equipment item is capitalized only when it is material under the Company's capitalization policy and otherwise is expensed. Vehicle and gas costs include only substantiated business use and exclude commuting and personal use. Event packages are treated as advertising, marketing, or business-development costs only when supported by a documented business purpose; entertainment and personal components are excluded.

Use of estimates. Preparation of financial statements in conformity with U.S. GAAP requires estimates and assumptions affecting reported amounts and disclosures. Actual results may differ from those estimates.

Cash and cash equivalents. Cash consists of the Company's operating bank-account balance. Company-related activity paid through personal accounts is recognized only when substantiated and attributable to the Company.

Accounts receivable, credit losses, and deferred revenue. Receivables would be recorded when the Company has an unconditional right to consideration and presented net of an allowance for expected credit losses under ASC 326. Management reports no outstanding earned customer balances and no customer prepayments or unsatisfied paid performance obligations at June 30, 2026; therefore, accounts receivable and deferred revenue are zero.

Revenue recognition. The Company applies ASC 606 by identifying a contract, identifying performance obligations, determining and allocating transaction price, and recognizing revenue as performance obligations are satisfied. Revenue of $16,229.06 is recognized for services completed by June 30, 2026. The amounts were fixed and collectible, and no material refund rights, remaining performance obligations, contract liabilities, or uncollected earned amounts existed at period-end.

Software-development costs. Preliminary-project-stage and maintenance costs are expensed. Qualifying application-development-stage costs for internal-use software would be capitalized under ASC 350-40 when capitalization criteria are met. Based on the nature and stage of the supported work during the periods presented, the recorded development and website costs were expensed.

Accounts payable. Total accounts payable at June 30, 2026 is $12,400.00, and the entire balance is owed to Punch, LLC: $6,000.00 on invoice INV-001024 and $6,400.00 on invoice INV-001044. No amount from INV-001063 or INV-001079 is due, accrued, or payable at June 30, 2026, and no additional amount is due to Punch, LLC. Software and hosting charges were paid from the Company's business account; accordingly, software and hosting accounts payable is zero at June 30, 2026. July 2026 subscription charges are subsequent-period obligations.

Salaries and payroll. Management reports that no salaries, wages, bonuses, payroll taxes, or employee benefits were paid, earned, authorized, or accrued during the periods presented. Accordingly, salary expense and payroll liabilities are zero. Uncompensated founder time is not recorded absent an enforceable compensation obligation or a documented equity-for-services transaction.

Income taxes. Oravante Ventures LLC filed Form 2553 requesting S-corporation status effective June 25, 2025 and filed its 2025 Form 1120-S consistently with that election. As an S corporation, taxable income or loss generally passes through to the shareholder, subject to applicable federal and state rules. No federal entity-level income-tax provision is recorded for the periods presented. Management should retain the IRS election-acceptance notice with the permanent tax records.

Note 3 — Going concern

The Company incurred a net loss of $15,538.27 for the six months ended June 30, 2026, had cash of $2,591.42, had current liabilities of $12,400.00, and had a total members'/stockholders' deficit of $9,460.16

at June 30, 2026. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Management plans to pursue additional financing, complete beta validation, obtain paying customers, and continue founder support. These plans are not fully within the Company's control, and no assurance can be given that financing or sufficient revenue will be obtained. The financial statements do not include adjustments that may result from the outcome of this uncertainty.

Note 4 — Capitalization and equity

Founder-paid costs totaled $25,715.00 in 2025 and $7,126.20 during the six months ended June 30, 2026 and were recognized as expenses or inventory with offsetting noncash capital contributions. The difference between the $25,790.00 of 2025 expenditures and the $25,715.00 founder contribution is the $75.00 of book-sale proceeds used directly for another business expense. The supplied 2025 Fiverr invoices are included within the 2025 total and are not added again. The 2026 amount includes Punch, LLC payments of $6,975.00 and Fiverr invoice FI78287483761 of $151.20, dated and paid June 29, 2026. Cash contributions during the 2026 interim period totaled $100.00; undocumented withdrawals totaling $1,496.51 were classified as member distributions.

The original articles authorize 25,000,000 common shares. On July 21, 2026, the initial capitalization consisted of 10,000,000 issued and outstanding shares: Olga Kanaris, 9,500,000, and Verdi Ergun, 500,000 fully vested shares. On August 15, 2026, the Board authorized the transfer of 5,000,000 shares from the authorized-but-unissued reserve into issued-and-outstanding status as the Pre-Seed Pool. On August 17, 2026, 300,000 shares from that pool were issued to Raj Pamnani. Accordingly, the official stock ledger reports 15,000,000 issued and outstanding shares as of August 17, 2026: Olga Kanaris, 9,500,000; Verdi Ergun, 500,000; Raj Pamnani, 300,000; and the remaining Pre-Seed Pool, 4,700,000. The remaining 10,000,000 authorized but unissued shares consist of 500,000 Restricted Completion Shares reserved for potential vesting to Verdi Ergun at 125,000 shares annually over four years and 9,500,000 shares available for future corporate purposes. These transactions occurred after the June 30, 2026 balance-sheet date and are presented as subsequent events.

Note 5 — SAFE agreements and financing instruments

The Company is preparing an investment round using post-money SAFE instruments at a $5,400,000 valuation cap. No SAFE proceeds had been received as of June 30, 2026; accordingly, no SAFE balance is recognized in these statements at that date.

Each SAFE executed after the reporting date will be recorded when funded and evaluated under ASC 480 and ASC 815 based on its final settlement and conversion provisions.

Note 6 — Related-party transactions

Punch, LLC is affiliated with the Company's Chief Technology Officer and provides software-development services. Invoice-supported development services recognized through June 30, 2026 totaled $25,075.00, consisting of $2,500.00 on invoice INV-000967, $2,575.00 on invoice INV-000995, $10,000.00 on invoice INV-001024, and $10,000.00 on invoice INV-001044. Payments through the cutoff totaled $12,675.00, including $6,975.00 paid directly by the founder. The remaining $12,400.00 is recognized as related-party accounts payable. No amount associated with invoice INV-001063 is recognized or payable at June 30, 2026.

The executed Punch, LLC agreement, the updated Verdi Ergun agreement, and the vendor invoices support the monthly rates, services, payment provisions, and amounts recognized. The terms in the updated agreement coincide with the invoiced amounts, and management reports no discrepancies between the agreements, invoices, and recorded accrual.

Certain customer receipts and vendor payments involved individuals or accounts connected with the founder. Management documents the business purpose, arm's-length terms, and completeness of these transactions and reconciles company activity conducted through personal accounts.

Note 7 — Commitments and contingencies

The Punch, LLC engagement continued after June 30, 2026 at a stated $10,000 monthly rate, subject to the contractual terms described in Note 6. Under the Company's agreement and cutoff determination, invoices INV-001063 and INV-001079 are treated entirely as subsequent-period invoices; neither invoice creates an expense or payable at June 30, 2026.

Management is not aware of pending or threatened litigation as of June 30, 2026. The Company maintains its filed articles, conversion records, executed agreements, official stock ledger, and supporting corporate documentation.

Note 8 — Income taxes

The Company records uncertain tax positions only when recognition is more likely than not. No formal analysis of tax filings, elections, deferred taxes, net operating losses, valuation allowances, or state-tax obligations was performed for these statements. The post-conversion corporation must complete an ASC 740 analysis in its first corporate reporting period.

Note 9 — Subsequent events

Management has evaluated subsequent events through September 1, 2026, the date the financial statements were available to be issued. Events include the July 21, 2026 statutory conversion; the initial issuance of 10,000,000 shares; the August 15, 2026 Board authorization transferring 5,000,000 shares into the Pre-Seed Pool; the August 17, 2026 issuance of 300,000 shares to Raj Pamnani; the resulting 4,700,000-share Pre-Seed Pool available for the $1,000,000 financing round; and continued Punch, LLC invoicing. The official stock ledger reports 15,000,000 shares issued and outstanding and 10,000,000 authorized but unissued as of August 17, 2026. No financing proceeds are recognized at June 30, 2026 because these events occurred after the reporting date.